November 14, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:    Mara L. Ransom
                      Assistant Director

Re: Genie Energy Ltd.
Registration Statement on Form 10
Filed August 26, 2011
File No. 000-54486

Dear Ms. Ransom:

Genie Energy Ltd., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Amendment No. 3 (the “Amendment”) to its Registration Statement on Form 10 filed August 26, 2011 (as amended, the “Registration Statement”).

We are writing to respond to the comments raised in your letter to the Company dated November 4, 2011. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed, along with a copy of the revised Information Statement attached to the Amendment as Exhibit 99.1 (the “Information Statement”)showing changes from the Preliminary Information Statement filed by the Company on October 27, 2011.  References to page numbers in our responses are to page numbers in the Information Statement. Capitalized terms defined in the Registration Statement or Information Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement or Information Statement, as applicable.

Securities and Exchange Commission
November 14, 2011

General

1.
We note that IDT disseminated a copy of the information statement to its shareholders on October 28, 2011, and IDT effected the spin-off on such date. Please provide us with your analysis for why you believe the information statement describes the spin-off, provides information about you, and substantially complies with Exchange Act Regulation 14C, as required by Section 4.B.3.a of Staff Legal Bulletin No. 4. Please also tell us how you intend to communicate to shareholders future revisions to the information statement that result from our comments.

Response:The Company believes that the Definitive Information Statement that was filed by IDT Corporation on October 28, 2011, and disseminated by IDT Corporation to its stockholders in connection with the spin-off, was substantially compliant with, and was responsive to the requirements of, Exchange Act Regulation 14Cand the other provisions referenced thereby. The Companydisclosed all material facts related to the spin-off and the other items required to be disclosed in connection therewith, and in doing so did not make any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.  The Company notes that the comments received from the Staff on November 4, 2011, requested additional detailed disclosure about certain items where, as noted below, the essential components of such disclosure are already contained in the Definitive Information Statement sent to IDT stockholders.

The Company has filed the Amendment, and IDT intends to file a Form 8-K highlighting the changes made to the disclosure to inform IDT and Genie stockholders of such changes. Further, to the extent that the amended disclosure relates to items such as Executive Compensation which are contained in other Exchange Act filings, IDT and the Company will reflect such disclosure in their relevant Exchange Act filings, particularly the Proxy Statement related to IDT’s annual meeting of stockholders that was filed by IDT on November 7, 2011.

Securities and Exchange Commission
November 14, 2011

Exhibits, page 2

2.	Please indicate that you have requested confidential treatment for portions of the agreement filed as Exhibit 10.4. See Section II.D.5 of Staff Legal Bulletin No. 1 (with Addendum).

Response:The Exhibit Index to Amendment No. 1 to the Registration Statement had indicated that we filed a confidentiality request with the Commission with respect to certain portions of the agreement filed as Exhibit 10.4. That indication was inadvertently omitted in Amendment No. 2 to the Registration Statement. We have revised the Exhibit Index to the Amendment to again indicate that we have filed a confidentiality request with the Commission with respect to certain portions of the agreement filed as Exhibit 10.4.

Exhibit 99.1

The Spin-Off, page 12

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 15

3.
We note your response to comment four in our letter dated October 24, 2011. The material tax consequences of the transaction are described in the bullet points following the second paragraph on page 16 and include tax consequences for IDT, for you and for IDT’s shareholders. We note the disclosure in the penultimate paragraph on page 15 that the PwC opinion and the IRS private letter ruling both address the tax-free status of the spin-off under Section 355 of the Internal Revenue Code. Please clarify whether the “tax-free status” addressed by the PwC opinion and the IRS private letter ruling applies to the material tax consequences for IDT, for you or for IDT’s shareholders, as described in the bullet points. If the material tax consequences for any of the three aforementioned groups are not addressed by the PwC opinion and/or the IRS private letter ruling, and the statements in the bullet points represent your opinion, then please provide disclosure to such effect.

Response:We have clarified the disclosure so as to further clarify the matters covered by the PwC Opinion and the IRS private letter ruling in response to the Staff’s comment.

4.
We note the statement in the first paragraph, third sentence on page 16 that the opinion of PwC “is intended solely for the use and benefit of IDT, and may not be relied on by any person other than IDT.” Please delete such statement because it imposes a limitation on reliance by IDT’s shareholders.

Securities and Exchange Commission
November 14, 2011

Response:We have deleted the statement in response to the Staff’s comment.

Executive Compensation, page 46

5.
We note that each of Messrs. Jonas, Pupkin and Goldin has entered into an employment agreement with you. Please provide the disclosure required by Item 402(j) of Regulation S-K with respect to such employment agreements. Additionally, while we have not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios in connection with any termination of a named executive officer or a change in control of you or a change in the named executive officer’s responsibilities. See Section VI of Release No. 33-8732A (August 29, 2006).

Response:We have revised the disclosure in the Information Statement toprovide in greater detail the information covered by Item 402(j) of Regulation S-K with respect to the employment agreements of Messrs. Jonas, Pupkin and Goldin. However, we believe that tabular disclosure of potential post-employment payments at the current time, would not be helpful to investors. The employment agreements described in the disclosure onlybecame effective in the prior weeks. In order to present the informationin tabular format, we would need to assume a termination at a future date, as well other assumptions (no change to salary, bonus or stock awards, etc.), which are hypothetical and arbitrary as to all of those payments and could be confusing or misleading to readers. In addition, any disclosure related to receipt of stock upon termination would require us to assume a dollar value of the stock and we do not believe that, given the recent consummation of the spin-off, the current stock price is indicative of future prices and assuming another price could also be confusing ormisleading.Release No. 33-8732A provides that tables should be developed to “report post-termination compensation if such tabular presentation facilitates clearer, more concise disclosure” (emphasis added).For the reasons cited above, we do not believe that such a presentation would further the purposes for which its suggested use is intended.However, we did include a separate section “Potential Post-Employment Payments” following the description of the executive officers’ employment agreements which specifically highlights the potential post-termination payments of such officers, as described in the employment agreement section.

Securities and Exchange Commission
November 14, 2011

Compensation of our Named Executive Officers, page 46

6.
We note your response to comment eight in our letter dated October 24, 2011. The disclosure does not clearly explain how the qualitative inputs described in the fourth paragraph, fourth sentence on page 48 resulted in IDT’s payment of the amounts of bonuses disclosed in the Summary Compensation Table. For example, if, based on such qualitative inputs, IDT determined such amounts arbitrarily, then please furnish a statement to such effect.

Response:We have added disclosure to the bonus discussion clarifying that (A) following the end of a fiscal year, IDT management sets company-wide bonus levels, based on company performance and available resources, which are presented to the Compensation Committee of the Board of Directors and (B) the actual bonuses awarded to the named individuals were not determined based on previously established formulae, targets or ranges, but werethe result of subjective determinations made by the relevant members of management and IDT’s Compensation Committee with respect to each subject individual, based on company and individual performance, particularly relative to the performance factors set by the IDT Compensation Committee at the beginning of the relevant periods described, and levels relative to the bonuses of other IDT personnel and officers.

*           *           *

Securities and Exchange Commission
November 14, 2011

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Claude A. Pupkin

Claude A. Pupkin
Chief Executive Officer

cc:  Charles Lee, Esq.
       Anthony Watson
       Robyn Manuel
       Dov Schwell, Esq.